

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-Mail
J A Kirk McKinnon
Chief Executive Officer
Energizer Resources, Inc.
520-141 Adelaide Street West
Toronto, Ontario
Canada  M5H 3L5

> **Re:   Energizer Resources, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 24, 2012**
> **File No. 000-51151**

Dear Mr. McKinnon:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

General

1.  We note your disclosure of mineral resources throughout your filing.  As a company incorporated in the United States, the provisions in Industry Guide 7 preclude the use of any terms other that proven or probable reserves in filings with the United States Securities and Exchange Commission.  Please revise to remove all references to and estimates of mineral resources.

2.  Please revise to include a brief overview of the vanadium and graphite markets including current pricing, historical pricing, and the significant pricing indexes for these commodities.

Item 1. Description of Business, page 4

3.  Please disclose the information required under section (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

4.  We note that you disclose several sample results as the average aggregate graphite intersection.  Please define and explain the term average aggregate and, if necessary, modify your disclosure accordingly.

5.  Please provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans.  This would apply to exploration and operational analytical procedures.

6.  We note your disclosure of a resource target for your Molo project.  Please revise to remove resource targets from you disclosure.  Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission as defined in section (a) of Industry Guide 7.

7.  In addition, please revise to remove speculative statements until defined by a technical study.  In this regard we reference your disclosure regarding a viable mining opportunity for your Molo project.

8.  Please provide an overview of the exploration and mining permit requirements for companies operating in the locations in which you operate.  Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Item 1A – Risk Factors, page 35

9.  We note that risk factors on pages 36, 37 and 42 identify the company as an "emerging growth company."  Please advise us of the basis for your conclusion that the company qualifies as an emerging growth company or remove all disclosure relating to emerging growth company status from your Form 10-K.  Refer to Jumpstart Our Business Startups Act, Frequently Asked Questions, Question (2), which can be found on our website.

Item 7 – Management's Discussion and Analysis of Plan of Operation, page 46

10. We note your disclosure on page 46 that you plan to incur approximately $500,000 - $1,000,000 on exploration up to December 31, 2012 on the Madagascar properties.  Please quantify the anticipated cost of exploration activities for the fiscal year and describe in detail the exploration activities for the Madagascar properties, the costs

associated with achieving those activities and sources of funds needed to cover those costs and expenses.

Item 9A – Controls and Procedures, page 50

11. Please amend to provide a conclusion on the effectiveness of your internal control over financial reporting as of June 30, 2012. Your disclosed conclusion is as of June 30, 2011. Please note that if you conclude that your internal control over financial reporting is not effective as of June 30, 2012, you should consider such conclusion's impact on the effectiveness of your disclosure controls and procedures as of June 30, 2012.

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 62

12. We note your disclosure regarding related party transactions in Note 6 to the Consolidated Financial Statements. Please revise the disclosure on page 62 to provide all of the information required by Item 404(a) of Regulation S-K. Refer to Item 404(d) of Regulation S-K.

Signatures, page 65

13. We note that your Form 10-K for the fiscal year ended June 30, 2012 was not signed on behalf of the registrant by your principal financial officer or your principal accounting officer, both of which are required by General Instruction D(2)(a) to Form 10-K. Please revise to include the appropriate signatures.

Exhibits

14. We note your disclosure on page 7 that on July 9, 2009, you entered an agreement to acquire the remaining 25% interest in the Green Giant Property. However, it appears that the agreement pursuant to which you acquired the remaining 25% interest in the Green Giant Property has not been filed with the Commission. Refer to Item 601(b)(10) of Regulation S-K. Please amend to file this agreement as an exhibit to your Form 10-K.

15. We note your disclosure on page 7 that on December 14, 2011, you entered into a Definitive Joint Venture Agreement with Malagasy to acquire a 75% interest to explore and develop a defined group of industrial minerals. It appears that the Definitive Joint Venture Agreement has not been filed with the Commission. Refer to Item 601(b)(10) of Regulation S-K. Please amend to file this agreement as an exhibit to your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Contact John Coleman with any engineering questions at (202) 551-3610. Please contact Tiffany Piland at (202) 551-3589 or John Reynolds, Associate Director at (202) 551-3790 with any legal questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining